Exhibit 99.1

For Immediate Release

NORSAT ANNOUNCES AMENDED OFFER FROM
HYTERA COMMUNICATIONS CO., LTD. TO BE ACQUIRED
FOR $11.50 USD PER SHARE

Vancouver, British Columbia – June 16, 2017 – Norsat International Inc. (“Norsat” or the “Company”) (TSX: NII and NYSE MKT: NSAT), a provider of unique and customized communication solutions for remote and challenging applications, today announced that the Special Committee comprising all of the Independent Directors of the Board of Directors, in consultation with the Company’s legal and financial advisors, have received, reviewed and considered an offer from Hytera to amend the terms of the existing Amended Arrangement Agreement. The amended offer is to acquire the Company for cash consideration of US$11.50 per share and to increase both the Norsat and Hytera termination fees from US$2.5 million to US$3.0 million, respectively. The Independent Directors have determined that based on the amended offer from Hytera, the Privet Subsequent Acquisition Proposal ceases to be a Superior Proposal, and subject to obtaining approval from the Industrial Technologies Office representing the Strategic Aerospace and Defence Initiative program will enter into a further amendment of the Amended Arrangement Agreement and implement the amended offer.

The previously adjourned annual general and special meeting of securityholders (the “Meeting”) which is scheduled to resume on Thursday, June 22, 2017, at 2:00 pm (Pacific time) at the offices of Norsat International Inc. at Suite 110-4020 Viking Way, Richmond, B.C., V6V 2L4 remains unchanged.

At this time, there can be no assurance that the amended offer will lead to the execution of a further amendment of the amended arrangement agreement with Hytera, or that the transaction contemplated by Hytera will obtain all necessary approvals or be consummated.

About Norsat International Inc.
Founded in 1977, Norsat International Inc. is a provider of unique and customized communication solutions for remote and challenging applications. Norsat’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking Statements
The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may”, “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about the proposed acquisition by Hytera, the upcoming resumption of the Annual General and Special Meeting of Securityholders, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com

Shareholder contact:

Evolution Proxy, Inc.
1-844-226-3222 (North American Toll Free Number)
1-416-855-0238 (Outside North America)
info@evolutionproxy.com